BLOUNT INTERNATIONAL, INC.
BLOUNT, INC.
4909 SE International Way
Portland, Oregon 97222-4679

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

November 2, 2011

Re:	Registration Statement on Form S-3 (File No. 333-168689) filed by BLOUNT INTERNATIONAL, INC. and BLOUNT, INC.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blount International, Inc. and Blount, Inc. ( the “Registrants”) hereby request acceleration of the effective date of the above-referenced Registration Statement, as amended (the “Registration Statement”), so that the Registration Statement may become effective on Friday, November 4, 2011, or as soon as practicable thereafter.

In connection with this request, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as a soon as the Registration Statement is declared effective, you would so inform Evan D’Amico at Cravath, Swaine & Moore LLP at (212) 474-1436, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

/s/ Richard H. Irving, III
Richard H. Irving, III, Esq.
Senior Vice President, General Counsel and Secretary